UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 10, 2009 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q09 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q08, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 3Q09 NET INCOME OF R$ 290 MILLION

Indicators (R$ Million)	3Q09	3Q08	Var.	9M09	9M08	Var.
Sales within the Concession Area - GWh	12,274	12,432	-1.3%	35,916	36,549	-1.7%
Captive Market	9,354	9,373	-0.2%	27,950	27,662	1.0%
TUSD	2,919	3,059	-4.6%	7,966	8,887	-10.4%
Sales in the Free Market - GWh	2,650	2,293	15.5%	7,526	6,569	14.6%
Gross Operating Revenue	4,084	3,521	16.0%	11,598	10,642	9.0%
Net Operating Revenue	2,704	2,389	13.2%	7,753	7,183	7.9%
EBITDA	670	745	-10.1%	2,019	2,108	-4.2%
EBITDA Margin	24.8%	31.2%	-20.6%	26.0%	29.3%	-3.3%
Net Income	290	344	-15.8%	861	936	-8.0%
Net Income per Share - R$	0.60	0.72	-15.8%	1.79	1.95	-8.0%
Investments	319	324	-1.5%	879	812	8.3%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

3Q09 HIGHLIGHTS

  Beginning of the incorporation process of the shares issued by the Controlled Companies CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz, into the equity of CPFL Energia, resulting on a 0.2% increase in the free float;

  CPFL Piratininga’s Annual Tariff Adjustment of 5.98% and definitive index of the Second Periodic Tariff Revision (of 2007) of -13.50%, effective as of October 23, 2009

  Acquisition of a 51% stake in Centrais Elétricas da Paraíba (EPASA), owner of the Termonordeste and Termoparaíba Thermoelectric Power Plants, adding 174.2 MW to the CPLEnergia Group’s installed capacity as from October 2010;

  Acquisition of 7 companies for participation in the reserve auction in December 2009, which may represent the construction of wind farms with a total installed capacity of 180 MW;

  Constitution of CPFL Bio Formosa and signature of a partnership agreement between CPFL Bio Formosa and Grupo Farias, for the development of the second project of energy generationfrom biomass of CPFL Group (Projeto Baía Formosa), with 40 MW of energy exported to CPFL Brasil, during the harvest season, 25 MW of which related to CPFL Group;

  CPFL Piratininga winner of the National Quality Award (PNQ) 2009. RGE was a finalist for the same award.

Conference Call with Simultaneous Translation into English		Investor Relations
(Bilingual Q&A)		Department
•	Wednesday, November 11, 2009 – 11:00 am (Brasília), 8:00 am (EST)
55-19-3756-6083
	Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
www.cpfl.com.br/ir
English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)

•	Webcast: www.cpfl.com.br/ir

3Q09 Results | November 10, 2009

INDEX

1) ENERGY SALES	3
1.1)Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class – Concession Area	4
1.1.3) TUSD by Distributor	4
1.2)Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1)Operating Revenue	5
2.2)Cost of Electric Power	6
2.3)Operacting Costs and Expenses	7
2.4)EBITDA	8
2.5)Financial Result	8
2.6)Net Income	9

3) DEBT	9
3.1)Financial Debt (Including Hedge)	9
3.2)Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	11
3.3)Adjusted Net Debt	12

4) INVESTMENTS	12

5) CASH FLOW	13

6) DIVIDENDS	14

7) STOCK MARKET	15
7.1)Share Performance	15
7.2)Average Daily Volume	15
7.3)Ratings	16

8) CORPORATE GOVERNANCE	16

9) SHAREHOLDERS STRUCTURE	17
9.1)Migration of Minoritary Shareholders from controlled companies to CPFL Energia	18

10) PERFORMANCE OF THE BUSINESS SEGMENTS	19
10.1) Distribution Segment	19
10.1.1) Economic-Financial Performance	19
10.1.2) Tariff Adjustment	22
10.2) Commercialization and Services Segment	23
10.3) Generation Segment	24

11) ATTACHMENTS	27
11.1) Statement of Assets – CPFL Energia	27
11.2) Statement of Liabilities – CPFL Energia	28
11.3) Income Statement – CPFL Energia	29
11.4) Income Statement – Consolidated Generation Segment	30
11.5) Income Statement – Consolidated Distribution Segment	31
11.6) Economic-Financial Performance – Distributors	32
11.7) Sales to the Captive Market by Distributor (in GWh)	34

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 3Q08, sales within the concession area, achieved by the distribution segment, totaled 12,274 GWh, a decrease of 1.3% .

Sales within the Concession Area - GWh

	3Q09	3Q08	Var.	9M09	9M08	Var.
Captive Market	9,354	9,373	-0.2%	27,950	27,662	1.0%
TUSD	2,919	3,059	-4.6%	7,966	8,887	-10.4%

Total	12,274	12,432	-1.3%	35,916	36,549	-1.7%

Sales to the captive market decreased 0.2% to 9,354 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), fell by 4.6% to 2,919 GWh, due to the decline in industrial activity since the end of last year. Worthy of note however is that this result is better than reported in preceding quarters (-14.7% in 1Q09 and -12.1% in 2Q09).

1.1.1) Sales to the Captive Market

Captive Market - GWh

	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	3,041	2,918	4.2%	9,180	8,653	6.1%
Industrial	2,928	3,076	-4.8%	8,302	8,880	-6.5%
Commercial	1,673	1,636	2.3%	5,290	5,038	5.0%
Others	1,712	1,743	-1.8%	5,177	5,091	1.7%

Total	9,354	9,373	-0.2%	27,950	27,662	1.0%

Note: The captive market sales by distributor tables are attached to this report in item 11.7.

In the captive market, emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 50.4% of total consumption by the distributors’ captive consumers:

• Residential and commercial classes: up by 4.2% and 2.3%, respectively, favored by the accumulated effect of the increase in credit and the bulk of wages in recent years, which pushed up the number of domestic home appliances and generated a highly dynamic retail market. Notwithstanding, in 3Q09, these classes reported a lower percentage growth as compared with the preceding quarters due to the following factors: (i) a high comparative base in 3Q08; (ii) lower temperatures than in 2008; (iii) deceleration in the growth of economic indicators, directly affecting energy consumption by these classes; (iv) a decline in activity in port terminal commercial businesses; and (v) less movement of people in public areas due to the concern as to the spread of the H1N1 virus (Influenza A).

• Industrial class: down by 4.8%, due to the international financial crisis and its impacts over the industrial activity, chiefly concerning exports and production of capital goods (investments). However, the percentage reduction in 3Q09 was less than reported in 1Q09 (-7.9%) and 2Q09 (-7.0%) .

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor (GWh)

	3Q09	3Q08	Var.	9M09	9M08	Var.
CPFL Paulista	1,453	1,494	-2.8%	3,947	4,369	-9.7%
CPFL Piratininga	1,207	1,294	-6.7%	3,304	3,725	-11.3%
RGE	220	233	-5.7%	597	677	-11.8%
CPFL Santa Cruz	6	6	-1.2%	17	15	13.8%
CPFL Jaguari	18	15	24.2%	55	49	11.4%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	-	-	0.0%	-	-	0.0%
CPFL Sul Paulista	17	18	-6.6%	46	52	-10.6%

Total	2,919	3,059	-4.6%	7,966	8,887	-10.4%

1.2) Sales to the Free Market

Free Market - GWh
	3Q09	3Q08	Var.	9M09	9M08	Var.
Total	2,650	2,293	15.5%	7,526	6,569	14.6%

Sales to the free market moved up by 15.5% to 2,650 GWh, mainly due to the increase in sales through bilateral contracts, excluding related parties.

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)

	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	4,083,541	3,521,080	16.0%	11,598,070	10,641,876	9.0%
Net Operating Revenues	2,704,109	2,388,869	13.2%	7,753,097	7,183,417	7.9%
Cost of Electric Power	(1,726,693)	(1,350,371)	27.9%	(4,822,581)	(4,196,077)	14.9%
Operating Costs & Expenses	(448,982)	(410,959)	9.3%	(1,336,511)	(1,234,226)	8.3%
EBIT	528,434	627,539	-15.8%	1,594,005	1,753,114	-9.1%

EBITDA	669,729	744,799	-10.1%	2,019,122	2,108,196	-4.2%

Financial Income (Expense)	(72,671)	(91,791)	-20.8%	(229,466)	(288,294)	-20.4%
Income Before Taxes	455,763	535,748	-14.9%	1,364,539	1,464,820	-6.8%

NET INCOME	289,674	343,887	-15.8%	861,345	935,808	-8.0%

EPS - R$	0.60	0.72	-15.8%	1.79	1.95	-8.0%

3Q09 Non-Recurring Effects - CPFL Piratininga	R$ million
Net Operating Revenue
(+) Adjustment to the licensees' discounting methodology	7
(-) Recalculation of Tariff Revision (from October 2007 to June 2009)	(71)

Impact on Net Operating Revenue	(64)

Power Purchase
(-) Reversal of regulatory asset related to the 2008 power purchase	(45)

Impact on Power Purchase	(45)

Impact on EBITDA	(109)

Financial Income/(Expense)
(-) Reversal of financial income related to the regulatory asset	(3)

Impact on Financial Income/(Expense)	(3)

Impact on Income Tax and Social Contribution	38

Impact on Net Income	(74)

2.1) Operating Revenue

Gross operating revenue in 3Q09 rose by 16.0% (R$ 562 million) to R$ 4,084 million, while net operating revenue increased by 13.2% (R$ 315 million) to R$ 2,704 million.

The increase in operating revenue was due to:

• The distributors’ tariff adjustment:

•	CPFL Piratininga (+16.54%), effective as of October 23, 2008;

•	CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) and CPFL Mococa (+11.18%), effective as of February 3, 2009;

•	CPFL Paulista (+21.22%), effective as of April 8, 2009;

•	RGE (+18.95%), effective as of April 19, 2009.

• The 27.4% increase (R$ 66 million) in electric power supply revenue, mainly due to the 35.0% increase in energy sales volume, due to the performance of the commercialization segment;

• Net increase from the charging of the Extraordinary Tariff Revenue (RTE) to offset 2001 Parcel A (R$ 10 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income;

• An R$ 8 million non-recurring increase (R$ 7 million net of taxes) on the 2009 Tariff Adjustment Index of CPFL Piratininga, due to ANEEL adjustment to the licensees’ discounting methodology that was used in the 2008 Tariff Adjustment Index.

   The rise in operating revenue was partially offset by the following factor:

• The reversal of revenue related to adjustments to the 2009 Tariff Adjustment Index (IRT) of CPFL Piratininga, arising from the recalculation of its tariff revision by ANEEL, in the net amount of R$ 81 million, R$ 10.5 million of which related to 3Q09 (recurring item) and R$ 70.8 million to the remaining months of the tariff year (non-recurring item).

Excluding the non-recurring effects related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 64 million), 3Q09 net operating revenue would have totaled R$ 2,768 million, 15.9% (R$ 379 million) up on the R$ 2,389 million recorded in 3Q08.

In 9M09, gross operating revenue was R$ 11,598 million, representing growth of 9.0% (R$ 956 million). Net operating revenue reached R$ 7,753 million, equivalent to growth of 7.9% (R$ 570 million).

2.2) Operating Costs and Expenses

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 27.9% (R$ 376 million) to R$ 1,727 million in 3Q09:

• The cost of electric power purchased for resale in 3Q09 rose by 22.4% (R$ 258 million) to R$ 1,410 million. The main factors behind this variation were:

 (i) An upturn from the increase in the prices of power purchase contracts;

(ii) The 5.8% (719 GWh) increase in the power purchased for resale, chiefly due to the following factors:

• Increase of 2.9% (339 GWh) in the sales to final customers and to other concessionaires/licensees (bilateral contracts);

• Increase of 3.6% (445 GWh), due to the energy acquisition from the auctions, with the purpose of fulfilling the power purchase regulatory requirements.

(iii) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 48 million), that had no impact on net income.

(iv) Reversal of the regulatory asset with respect to the purchase of energy in 2008 by CPFL Piratininga in the amount of R$ 50 million (R$ 45 million, net of PIS and COFINS tax credits). Due to the 2009 Tariff Readjustment process at the controlled company, ANEEL deemed the transactions with respect to the acquisition of energy through the Energy Trading Board (CCEE) as voluntary exposure, and for this reason not recognized as part of the value initially registered by the company. Although this matter is still at a preliminary basis, the company opted to establish a provision for it in the 3Q09 results (non-recurring item);

(v) The R$ 9 million increase in cost related to the charging of the Extraordinary Tariff Revenue (RTE) to offset 2001 Parcel A. The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

The increase in the power purchased for resale was partially offset by the upturn in PIS and COFINS credits on energy sales (R$ 21 million).

• Charges for the use of the distribution and transmission systems moved up by 59.5% (R$ 118 million) to R$ 316 million in 3Q09, mainly as a result of the following factors:

(i) An upturn in basic network usage charges (R$ 40 million);

(ii) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 114 million), mainly due to the costs of activating the Thermoelectric Plants, on previous year;

(iii) The R$ 1 million increase related to the charging of the Extraordinary Tariff Revenue (RTE) to offset 2001 Parcel A. The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

Partially offsetting:

(i) The reduction in system service usage charges (R$ 20 million);

(ii) The upturn in PIS and COFINS credits on charges (R$ 14 million).

2.3) Operacting Costs and Expenses

Operating costs and expenses moved up by 9.3% (R$ 38 million) in 3Q09, reaching R$ 449 million, due to:

• The Private Pension Fund item, which recorded a R$ 22 million increase in expenses, from revenue of R$ 21 million in 3Q08 to an expense of R$ 1 million in 3Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report;

• PMSO, which reached R$ 304 million in 3Q09, an increase of 4.4% (R$ 13 million), due to, among other factors, the following effects:

(i) The non-recurring increase related to the reversal of CPFL Paulista’s provisions for doubtful debts, which generated a R$ 5 million reduction in the subsidiary’s expenses in 3Q08;

(ii) The non-recurring increase in RGE (R$ 2 million), due to the adjustment to the 3Q08 vacation expenses;

(iii) The increase in CPFL Geração (R$ 1 million), due to the operational start-up of the 14 de Julho Hydroelectric Power Plant, in December 2008.

The increase in PMSO was partially offset by the non-recurring effect related to the reduction in other operating costs/expenses caused by the recognition during the quarter of expenditures with projects for prospecting new businesses (R$ 13 million). In the light of Law 11,638, these expenditures, which had been registered as a “non-operating result” in 3Q08, have now been booked to “other operating costs/expenses”.

Excluding these effects and the layoff expenses, 3Q09 PMSO would have totaled R$ 299 million, 6.5% (R$ 18 million) up on the R$ 280 million recorded in 3Q08.

The main factors behind this upturn, after excluding the mentioned effects, were:

(i) The 6.5% (R$ 8 million) upturn in personnel expenses, chiefly due to the following factors:

• Increase in CPFL Paulista (R$ 4 million), CPFL Piratininga (R$ 2 million) and RGE (R$ 1 million), mainly due to the 2009 collective bargaining agreement;

• Increase in CPFL Brasil (R$ 1 million), mainly due to the 2009 collective bargaining agreement, to the personnel hiring, and to the smaller allocation of personnel overheads involving construction work;

• Increase in CPFL Atende (R$ 1 million), due to personnel hiring.

The higher personnel expenses were partially offset by the R$ 1 million reduction in CPFL Santa Cruz.

(ii) The 11.3% (R$ 2 million) increase in material expenses;

(iii) The 5.3% (R$ 4 million) increase in expenses with third-party services, mainly as a result of the following factors:

• Increase in CPFL Geração (R$ 1 million) and RGE (R$ 1 million), mainly due to the increase in consulting/auditing expenses;

• Upturn in CPFL Brasil (R$ 1 million) due to the increased hiring of outsourced labor, related to the increment in other operating revenue;

• Increment in CPFL Paulista (R$ 1 million).

(iv) Other operating costs/expenses, which recorded an upturn of 7.5% (R$ 4 million), mainly because of the increase in legal and litigation expenses and indemnity payments (R$ 4 million) due, among other factors, to the increase at RGE with respect to the provision for legal actions requiring the reimbursement of consumers for values relating to work on its distribution network (R$ 2 million).

• Depreciation and Amortization, which reached R$ 97 million in 3Q09, an increase of 4.8% (R$ 4 million), due to, among other factors, the upturn related to the operational start-up of the 14 de Julho Hydroelectric Power Plant, in December 2008 (R$ 2 million).

2.4) EBITDA

Based on the factors described, CPFL Energia’s 3Q09 EBITDA fell by 10.1% (R$ 75 million) to R$ 670 million.

Excluding the non-recurring effects related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 109 million), 3Q09 EBITDA would have totaled R$ 778 million, 4.5% (R$ 34 million) up on the R$ 745 million recorded in 3Q08.

In 9M09, EBITDA was R$ 2,019 million, a reduction of 4.2% (R$ 89 million).

2.5) Financial Result

The 3Q09 financial result was a net expense of R$ 73 million, 20.8% (R$ 19 million) lower than the R$ 92 million recorded in 3Q08, thanks to:

• Financial Revenues: decrease of 36.7% (R$ 48 million), from R$ 130 million in 3Q08 to R$ 83 million in 3Q09, due to the following factors:

• Reduction in Revenue from Financial Investments (R$ 22 million), as a result of the reduction in the SELIC interest rate and cash equivalents;

• Reduction in Monetary and Foreign Exchange Updates (R$ 26 million), as a result of a higher foreign exchange devaluation.

• Financial Expenses: decrease of 30.1% (R$ 67 million), from R$ 222 million in 3Q08 to R$ 155 million in 3Q09, primarily caused by the following factors:

• Reduction in Debt Charges (R$ 39 million), mainly due to the decrease in the indexes used to update CPFL Energia’s debt (CDI and IGP-M);

• Reduction in Monetary and Foreign Exchange Update (R$ 30 million), mainly due to Enercan’s debts with the IDB and the BNDES, indexed to the dollar and a currency basket, respectively, which moved down by 8.9% in 3Q09, versus a 20.3% increase in 3Q08.

2.6) Net Income

Net income in 3Q09 totaled R$ 290 million, a decrease of 15.8% (R$ 54 million), while net income per share came to R$ 0.60.

Excluding the non-recurring effects related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 74 million), 3Q09 net income would have come to R$ 363 million, 5.6% (R$ 19 million) up on the R$ 344 million recorded in 3Q08.

In 9M09, net income was R$ 861 million, a reduction of 8.0% (R$ 74 million), while net income per share came to R$ 1.79.

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 8.0% to R$ 7,189 million in 3Q09. The main contributing factors to this variation were:

• CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 464 million, with the following highlights:

+ CPFL Geração’s debentures issuance, for debt rollover and investments funding (R$ 425 million);

+ Funding of BNDES financing for Foz do Chapecó (R$ 306 million);

+ Funding of working capital by CPFL Geração (R$ 100 million);

- Amortization of the principal of CPFL Geração and Baesa’s debentures (R$ 161 million);

- Amortization of Furnas’ loan for CPFL Geração (R$ 93 million);

- Amortizations, net of funding, of BNDES financing for CPFL Geração, Baesa, Ceran and Enercan (R$ 82 million).

• CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 25 million, with the following highlights:

+ Debentures issuance by RGE (R$ 185 million), CPFL Paulista (R$ 175 million), CPFL Brasil (R$ 165 million), CPFL Piratininga (R$ 100 million), CPFL Leste Paulista (R$ 24 million), CPFL Sul Paulista (R$ 16 million) and CPFL Jaguari (R$ 10 million), for debt rollover and investments funding;

+ Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 102 million;

- Amortization of the principal of CPFL Paulista (R$ 288 million) and RGE’s debentures (R$ 205 million);

- Amortization of the principal of CPFL Piratininga’s promissory notes (R$ 100 million);

- Amortization of working capital by RGE, totaling R$ 100 million;

- Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Piratininga and RGE, totaling R$ 92 million.

• Interest provision in the period, corresponding to incurred interest, net of interest paid, in the amount of R$ 76 million.

Financial Debt - 3Q09 (R$ Thousands)

	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	90	-	8,257	15,116	8,347	15,116	23,463
BNDES - Investment	1,224	8,242	306,252	2,222,108	307,476	2,230,350	2,537,826
BNDES - Income Assets	47	-	436	5,926	483	5,926	6,409
Furnas Centrais Elétricas S.A.	-	-	61,438	-	61,438	-	61,438
Financial Institutions	6,678	-	37,653	167,924	44,331	167,924	212,255
Others	548	-	21,212	32,468	21,760	32,468	54,228

Subtotal	8,587	8,242	435,248	2,443,542	443,835	2,451,784	2,895,619

Foreign Currency
IDB	275	-	3,651	53,430	3,926	53,430	57,356
Financial Institutions	14,758	46,602	96,062	1,035,756	110,820	1,082,358	1,193,178

Subtotal	15,033	46,602	99,713	1,089,186	114,746	1,135,788	1,250,534

Debentures
CPFL Energia	2,812	-	-	450,000	2,812	450,000	452,812
CPFL Paulista	23,655	-	64,302	749,428	87,957	749,428	837,385
CPFL Piratininga	20,868	-	200,000	300,000	220,868	300,000	520,868
RGE	17,227	-	-	589,815	17,227	589,815	607,042
CPFL Leste Paulista	578	-	-	23,868	578	23,868	24,446
CPFL Sul Paulista	382	-	-	15,920	382	15,920	16,302
CPFL Jaguari	241	-	-	9,936	241	9,936	10,177
CPFL Brasil	3,941	-	-	164,143	3,941	164,143	168,084
CPFL Geração	10,046	-	-	422,983	10,046	422,983	433,029
BAESA	454	-	6,249	25,054	6,703	25,054	31,757

Subtotal	80,204	-	270,551	2,751,147	350,755	2,751,147	3,101,902

Financial Debt	103,824	54,844	805,512	6,283,875	909,336	6,338,719	7,248,055

Hedge	-	-	-	-	2,724	(61,776)	(59,052)

Financial Debt Including Hedge	-	-	-	-	912,060	6,276,943	7,189,003
Percentage on total (%)	-	-	-	-	12.7%	87.3%	100%

With regard to financial debt, it is worth noting that R$ 6,277 million (87.3% of the total) is considered long-term, and R$ 912 million (12.7% of the total) is considered short-term.

3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 7,689 million in 3Q09, growth of 6.1% . The average cost of debt fell from 13.2% p.a. in 3Q08 to 10.4% p.a. in 3Q09, due to the downturn in the IGP-M inflation rate (from 12.3% to -0.4%), and in the CDI interbank rate (from 11.6% to 11.2%) (accrued rates in the last 12 months).

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 52.5%, in 3Q08, to 59.3%, in 3Q09) and the TJLP-indexed portion (from 30.9%, in 3Q08, to 32.0%, in 3Q09), and a decrease in the portion tied to the IGP-M/IGP-DI (from 13.7%, in 3Q08, to 7.3%, in 3Q09).

The foreign-currency and IGP-M/IGP-DI debt would have come to 17.3% and 8.1% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in dollars and yen to the CDI, the effective foreign-currency debt is 1.4% and all of this possesses a natural hedge (revenue with foreign exchange component).

3.3) Adjusted Net Debt

R$ Thousands	3Q09	3Q08	Var.
Total Debt	(7,689,053)	(7,248,383)	6.1%
(+) Regulatory Asset/(Liability)	62,422	445,263	-86.0%
(+) Available Funds	679,728	760,961	-10.7%
(+) Judicial Deposit (1)	442,970	402,801	10.0%

(=) Adjusted Net Debt	(6,503,933)	(5,639,358)	15.3%

Note: (1) Related to the income tax of CPFL Paulista.

In 3Q09, adjusted net debt after the exclusion of the regulatory assets/(liabilities) and cash equivalents, totaled R$ 6,504 million, an upturn of 15.3% (R$ 865 million).

The Company closed 3Q09 with a Net Debt / EBITDA ratio of 2.39x. Excluding the balance of Foz do Chapecó Energia debt (related to Foz do Chapecó Hydroelectric Plant), which has not started generating net income to the group, the Net Debt / EBITDA would have been 2.10x.

4) INVESTMENTS

In 3Q09, R$ 319 million was invested in business maintenance and expansion, of which R$ 217 million in distribution, R$ 95 million in generation and R$ 7 million in commercialization and value added services (SVA). As result, CPFL Energia’s investments totaled R$ 879 million in 9M09.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i) Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii) Generation: chiefly focused on the Foz do Chapecó Hydroelectric Plant (ongoing construction project).

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	2Q09	Last 12M

Beginning Balance	731,056	760,961

Net Income Including Social Contribution and Income Tax	452,253	1,811,017

Depreciation and Amortization	143,887	570,120
Interest on Debts and Monetary and Foreign Exchange Restatements	140,714	662,135
Consumers, Concessionaries and Licensees	4,417	(252,405)
Deferred Tariff Costs Variations	144,749	350,022
Income Tax and Social Contribution Paid	(99,847)	(574,275)
Interest on Debts Paid	(159,565)	(646,103)
Others	45,486	(29,851)

	219,841	79,644

Total Operating Activities	672,094	1,890,660

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(319,393)	(1,244,520)
Others	23,000	100,105

Total Investment Activities	(296,393)	(1,144,415)

Financing Activities
Loans and Debentures	1,144,330	2,434,112
Principal Amortization of Loans and Debentures	(994,630)	(2,078,537)
Dividends Paid	(576,729)	(1,187,225)
Others	-	4,172

Total Financing Activities	(427,029)	(827,478)

Cash Flow Generation	(51,328)	(81,233)

Ending Balance - 09/30/2009	679,728	679,728

The cash flow balance closed 3Q09 at R$ 680 million, 7.0% (R$ 51 million) down on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

• Cash increase:

(i) Cash from operating activities in the amount of R$ 672 million;

(ii) Funds from loans and debentures, which exceeded amortizations by R$ 150 million.

• Cash decrease:

(i) Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 319 million (detailed in item 4, “Investments”);

(ii) Dividend payments related to 1H09, in the amount of R$ 577 million.

6) DIVIDENDS

On September 30, 2009, intermediary dividends related to 1H09 were paid to holders of common shares traded on the São Paulo Stock Exchange (BM&FBOVESPA). The total declared amount was R$ 572 million, equivalent to R$ 1.191201324 per share and corresponding to 100% of net income for the period.

On October 8, 2009, intermediary dividends related to 1H09 were paid to holders of ADRs, traded on the New York Stock Exchange (NYSE). The paid amount was equivalent to US$ 1.9909 per ADR.

CPFL Energia's Dividend Yield
	1H07	2H07	1H08	2H08	1H09
Dividend Yield - last 12 months (1)	10.9%	9.7%	7.6%	7.3%	7.6%
Note: (1) Based on the average share price in the period.

The 1H09 dividend yield, calculated on the average share price in the period (R$ 31.55) is 7.6% (last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.5%, is listed on both the BM&FBOVESPA and the NYSE. In 9M09, the shares appreciated 14.5% on the BM&FBOVESPA and 49.4% on the NYSE, closing the period priced at R$ 31.94 per share and US$ 54.01 per ADR, respectively.

7.2) Average Daily Volume

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

The daily trading volume in 9M09 averaged R$ 26.2 million, of which R$ 15.3 million on the BM&FBOVESPA and R$ 10.9 million on the NYSE. The number of trades on the BM&FBOVESPA increased from a daily average of 918, in 2008, to 1,318, in 9M09.

7.3) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale

Agency		2009	2008	2007	2006	2005

Standard & Poor's	Rating	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Positive	Positive

Fitch Ratings	Rating	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL Energia group.

CPFL Energia is listed on the Novo Mercado trading segment of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders through a public offer in the case of disposal of control.

The mission of the Board of Directors and the Board of Executive Officers is to protect and value CPFL Energia’s assets, pursuant to the Company’s Bylaws, representing the interests of the shareholders and other agents with whom the Company and its Subsidiaries interact.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. The Board is composed of six members representing the controlling shareholders and one independent member, all of them with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees with officially designated responsibilities to advise it on matters related to management of the business: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia also maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). Members meet on a monthly basis and adopt a minimum calendar of activities, which includes periodic meetings with the internal and external auditors, and the Board of Executive Officers.

The Board of Executive Officers comprises one Chief Executive Officer and six Vice Chief Executive Officers, all of them with a two-year term of office, being admitted the reelection.

The Executive Officers represent the Company and manage its business in accordance with the long-term strategic plan. The Chief Executive Officer is responsible for nominating the Vice Chief Executive Officers. The statutory officers also occupy executive positions in the Subsidiaries, thereby ensuring that their corporate governance practices are in line with those of the holding company.

The composition of the Board of Directors, its Committees, Fiscal Council and Board of Executive Officers is available on the Company’s website at www.cpfl.com.br/ir.

Arbitration Chamber

CPFL Energia is bound to submit all matters of arbitration to the BM&FBOVESPA’s Market Arbitration Chamber, pursuant to the article 44 of the Company’s Bylaws.

3Q09 Highlights

• CPFL Energia awarded the confirmation of the corporate governance AA+ rating by Austin Rating;

• Update of the CPFL Energia’s Corporate Governance Policy and of the Internal Rules of CPFL Energia’s Board of Directors.

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

9.1) Migration of Minoritary Shareholders from controlled companies to CPFL Energia

In accordance with CPFL Energia’s Material Fact of October 28, 2009, it will be submitted to the shareholders General Meetings of the controlled companies CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz a proposal to transform these controlled companies into fully merged subsidiaries of CPFL Energia.

The stock merger will involve the transference to CPFL Energia equity, through an increase in its capital, of all shares issued by these controlled companies, in the non-controlling shareholders names, resulting in the transformation of these controlled companies into subsidiaries of CPFL Energia. The new CPFL Energia ordinary shares issued as a result of the increase in capital will be handed over to the original non-controlling shareholders of these controlled companies.

The restructuring is designed to achieve the following objectives: (i) align the interests of all the shareholders that comprise the corporate structure of the companies of the CPFL Group; (ii) increase the Free Float of the Company and its respective shareholder base; (iii) mitigate the costs related to eventual corporate restructurings and all the corporate events which involve the companies of the CPFL Group, among which Ordinary General Meetings, the committees and other events of a corporate nature that involve the interests of the Company and all its controlled companies and current subsidiaries; (iv) equalize access to information and facilitate access to a broad capital market reflecting not only the situation of the Company as a member of differentiated levels of corporate governance, but also the natural consolidation of financial information of the companies and the consequent strengthening of the balance sheet which shall allow the Company to optimize access to the same quantity and quality of information with ensuing funding and acquisition costs; and (v) concentration of the liquidity of the shares of the operators in a single publicly-held company with benefits for the entire spectrum of shareholders.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)

	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	3,651,182	3,123,156	16.9%	10,329,227	9,505,294	8.7%
Net Operating Revenues	2,308,961	2,049,800	12.6%	6,634,249	6,220,254	6.7%
Cost of Electric Power	(1,670,149)	(1,320,834)	26.4%	(4,638,030)	(4,040,049)	14.8%
Operating Costs & Expenses	(335,830)	(295,964)	13.5%	(996,727)	(907,740)	9.8%
EBIT	302,982	433,002	-30.0%	999,492	1,272,465	-21.5%

EBITDA	386,325	493,435	-21.7%	1,248,663	1,458,462	-14.4%

Financial Income (Expense)	(30,698)	(25,482)	20.5%	(159,421)	(159,853)	-0.3%
Income Before Taxes	272,284	407,520	-33.2%	840,071	1,112,612	-24.5%

NET INCOME	181,094	266,370	-32.0%	620,035	796,516	-22.2%

Note: The distributors’ financial performance tables are attached to this report in item 11.6.

3Q09 Non-Recurring Effects - CPFL Piratininga	R$ million
Net Operating Revenue
(+) Adjustment to the licensees' discounting methodology	7
(-) Recalculation of Tariff Revision (from October 2007 to June 2009)	(71)

Impact on Net Operating Revenue	(64)

Power Purchase
(-) Reversal of regulatory asset related to the 2008 power purchase	(45)

Impact on Power Purchase	(45)

Impact on EBITDA	(109)

Financial Income/(Expense)
(-) Reversal of financial income related to the regulatory asset	(3)

Impact on Financial Income/(Expense)	(3)

Impact on Income Tax and Social Contribution	38

Impact on Net Income	(74)

Operating Revenue

Gross operating revenue in 3Q09 rose by 16.9% (R$ 528 million) to R$ 3,651 million, while net operating revenue increased by 12.6% (R$ 259 million) to R$ 2,309 million.

The increase in operating revenue was due to:

• The distributors’ tariff adjustment:

  CPFL Piratininga (+16.54%), effective as of October 23, 2008;
  CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) and CPFL Mococa (+11.18%), effective as of February 3, 2009;
  CPFL Paulista (+21.22%), effective as of April 8, 2009;
  RGE (+18.95%), effective as of April 19, 2009.

• Net increase from the charging of the Extraordinary Tariff Revenue (RTE) to offset 2001 Parcel A (R$ 10 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income;

• An R$ 8 million non-recurring increase (R$ 7 million net of taxes) on the 2009 Tariff Adjustment Index of CPFL Piratininga, due to ANEEL adjustment to the licensees’ discounting methodology that was used in the 2008 Tariff Adjustment Index.

The rise in operating revenue was partially offset by the following factor:

• The reversal of revenue related to adjustments to the 2009 Tariff Adjustment Index (IRT) of CPFL Piratininga, arising from the recalculation of its tariff revision by ANEEL, in the net amount of R$ 81 million, R$ 10.5 million of which related to 3Q09 (recurring item) and R$ 70.8 million to the remaining months of the tariff year (non-recurring item).

Excluding the non-recurring effects related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 64 million), 3Q09 net operating revenue would have totaled R$ 2,373 million, 15.7% (R$ 323 million) up on the R$ 2,050 million recorded in 3Q08.

In 9M09, gross operating revenue was R$ 10,329 million, representing growth of 8.7% (R$ 824 million). Net operating revenue reached R$ 6,634 million, equivalent to growth of 6.7% (R$ 414 million).

Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 26.4% (R$ 349 million) to R$ 1,670 million in 3Q09:

• The cost of electric power purchased for resale in 3Q09 rose by 20.6% (R$ 232 million) to R$ 1,362 million. The main factors behind this variation were:

(i) An upturn from the increase in the prices of power purchase contracts;

(ii) The increase in the power purchased for resale, chiefly due to the energy acquisition from the auctions, with the purpose of fulfilling the power purchase regulatory requirements;

(iii) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 48 million), that had no impact on net income.

(iv) Reversal of the regulatory asset with respect to the purchase of energy in 2008 by CPFL Piratininga in the amount of R$ 50 million (R$ 45 million, net of PIS and COFINS tax credits). Due to the 2009 Tariff Readjustment process at the controlled company, ANEEL deemed the transactions with respect to the acquisition of energy through the Energy Trading Board (CCEE) as voluntary exposure, and for this reason not recognized as part of the value initially registered by the company. Although this matter is still at a preliminary basis, the company opted to establish a provision for it in the 3Q09 results (non-recurring item);

(v) The R$ 9 million increase in cost related to the charging of the Extraordinary Tariff Revenue (RTE) to offset 2001 Parcel A. The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

The increase in the power purchased for resale was partially offset by the upturn in PIS and COFINS credits on energy sales (R$ 18 million).

• Charges for the use of the distribution and transmission systems moved up by 61.0% (R$ 117 million) to R$ 309 million in 3Q09, mainly as a result of the following factors:

(i) An upturn in basic network usage charges (R$ 38 million);

(ii) The impacts of regulatory assets and liabilities and the amortization and deferral of the CVA (R$ 114 million), mainly due to the costs of activating the Thermoelectric Plants, on previous year;

(iii) The R$ 1 million increase related to the charging of the Extraordinary Tariff Revenue (RTE) to offset 2001 Parcel A. The amortization of Parcel A affected the revenue, the deductions from revenue and the cost of electric power, but had no impact on net income.

Partially offsetting:

(i) The reduction in system service usage charges (R$ 20 million);

(ii) The upturn in PIS and COFINS credits on charges (R$ 14 million).

Operating Costs and Expenses

Operating costs and expenses moved up by 13.5% (R$ 40 million) in 3Q09, reaching R$ 336 million, due to:

• The Private Pension Fund item, which recorded a R$ 21 million increase in expenses, from revenue of R$ 20 million in 3Q08 to an expense of R$ 1 million in 3Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report;

• PMSO, which reached R$ 252 million in 3Q09, an increase of 7.2% (R$ 17 million), due to, among other factors, the following non-recurring effects:

(i) The non-recurring increase related to the reversal of CPFL Paulista’s provisions for doubtful debts, which generated a R$ 5 million reduction in the subsidiary’s expenses in 3Q08;

(ii) The non-recurring increase in RGE (R$ 2 million), due to the adjustment to the 3Q08 vacation expenses.

The increase in PMSO was partially offset by the non-recurring effect related to the reduction in other operating costs/expenses caused by the recognition during the quarter of expenditures with projects for prospecting new businesses (R$ 1 million). In the light of Law 11,638, these expenditures, which had been registered as a “non-operating result” in 3Q08, have now been booked to “other operating costs/expenses”.

Excluding the non-recurring effects (and the layoff expenses), 3Q09 PMSO would have totaled R$ 248 million, 4.9% (R$ 12 million) up on the R$ 237 million recorded in 3Q08.

The main factors behind this upturn, after excluding the mentioned effects, were:

(i) The 4.0% (R$ 4 million) upturn in personnel expenses, chiefly due to the increase in CPFL Paulista (R$ 4 million), CPFL Piratininga (R$ 2 million) and RGE (R$ 1 million), mainly due to the 2009 collective bargaining agreement, partially offset by the R$ 1 million reduction in CPFL Santa Cruz;

(ii) The 5.6% (R$ 1 million) increase in material expenses;

(iii) The 2.2% (R$ 1 million) increase in expenses with third-party services, mainly as a result of the increment in CPFL Paulista (R$ 1 million);

(iv) Other operating costs/expenses, which recorded an upturn of 11.7% (R$ 5 million), mainly because of the increase in legal and litigation expenses and indemnity payments (R$ 4 million) due, among other factors, to the increase at RGE with respect to the provision for legal actions requiring the reimbursement of consumers for values relating to work on its distribution network (R$ 2 million).

• Depreciation and Amortization, which reached R$ 77 million in 3Q09, an increase of 2.8% (R$ 2 million).

EBITDA

Based on the factors described, 3Q09 EBITDA fell by 21.7% (R$ 107 million) to R$ 386 million.

Excluding the non-recurring effects related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 109 million), 3Q09 EBITDA would have totaled R$ 495 million, 0.3% (R$ 1 million) up on the R$ 493 million recorded in 3Q08.

In 9M09, EBITDA was R$ 1,249 million, a reduction of 14.4% (R$ 210 million).

Financial Result

The 3Q09 financial result was a net expense of R$ 31 million, 20.5% (R$ 5 million) higher than the R$ 25 million recorded in 3Q08, thanks to:

• Financial Revenues: decrease of 48.0% (R$ 55 million), from R$ 115 million in 3Q08 to R$ 60 million in 3Q09, due to the following factors:

   • Reduction in Revenue from Financial Investments (R$ 20 million), as a result of the reduction in the SELIC interest rate and cash equivalents;

   • Reduction in Monetary and Foreign Exchange Updates (R$ 35 million), as a result of a higher foreign exchange devaluation.

• Financial Expenses: decrease of 35.6% (R$ 50 million), from R$ 141 million in 3Q08 to R$ 91 million in 3Q09, primarily caused by the reduction in Debt Charges (R$ 27 million) and in the Monetary and Foreign Exchange Update (R$ 25 million), due to the decrease in the indexes used to update the debt (CDI and IGP-M) and to a higher foreign exchange devaluation.

Net Income

Net income in 3Q09 totaled R$ 181 million, a decrease of 32.0% (R$ 85 million).

Excluding the non-recurring effects related to the adjustments to the 2009 Tariff Adjustment Index of CPFL Piratininga (R$ 74 million), 3Q09 net income would have come to R$ 255 million, 4.4% (R$ 12 million) down on the R$ 266 million recorded in 3Q08.

In 9M09, net income was R$ 620 million, a reduction of 22.2% (R$ 176 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th

CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd

CPFL Paulista	April 8th

RGE	April 19th

10.1.2.1) CPFL Piratininga

Change in the Provisional Index of the Second Periodic Tariff Revision

On October 7, 2009, ANEEL, published in the Diário Oficial da União, the Resolution No. 887, of September 29, 2009, with the definitive result of the second Periodic Tariff Revision (2007) for CPFL Piratininga, due to the definitive adoption of the methodological improvements established on the Resolution No. 338/2008. The changes refer to the percentage of regulatory losses, to the ANEEL’s reference company and to the calculation of the X Factor. As a result, the tariff repositioning was altered from -11.76% to -13.50% .

The new tariff became effective on October 23, 2009.

Approval of the Annual Tariff Adjustment Index

On October 20, 2009, ANEEL, through Resolution No. 896, adjusted CPFL Piratininga’s electricity tariffs by 5.98%, 2.81% of which referred to the Tariff Adjustment per se and 3.17% to financial components outside the Annual Tariff Adjustment. The average impact on consumers was -2.12% .

The IGP-M inflationary index accrued during the tariff period was -0.4% and the exchange rate adopted by ANEEL was R$/US$ 1.778.

The new tariffs became effective as of October 23, 2009.

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	550,300	562,188	-2.1%	1,504,211	1,499,956	0.3%
Net Operating Revenues	495,924	482,629	2.8%	1,314,310	1,278,238	2.8%
EBITDA	90,260	93,980	-4.0%	224,903	212,581	5.8%
NET INCOME	60,951	69,864	-12.8%	154,825	153,032	1.2%

Operating Revenue

Gross operating revenue in 3Q09 decreased by 2.1% (R$ 12 million) to R$ 550 million, while net operating revenue moved up by 2.8% (R$ 13 million) to R$ 496 million.

In 9M09, gross operating revenue reached R$ 1,504 million, representing an increase of 0.3% (R$ 4 million). Net operating revenue was R$ 1,314 million, equivalent to growth of 2.8% (R$ 36 million).

EBITDA

EBITDA totaled R$ 90 million in 3Q09, a decrease of 4.0% (R$ 4 million).

In 9M09, EBITDA was R$ 225 million, up 5.8% (R$ 12 million).

Net Income

In 3Q09, net income amounted to R$ 61 million, down by 12.8% (R$ 9 million).

In 9M09, net income was R$ 155 million, an increase of 1.2% (R$ 2 million).

10.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)

	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	256,604	235,113	9.1%	729,291	646,996	12.7%
Net Operating Revenues	239,646	219,854	9.0%	681,198	604,796	12.6%
Cost of Electric Power	(11,101)	(20,211)	-45.1%	(36,705)	(60,405)	-39.2%
Operating Costs & Expenses	(51,131)	(48,203)	6.1%	(147,344)	(136,690)	7.8%
EBIT	177,414	151,440	17.2%	497,149	407,701	21.9%

EBITDA	198,552	170,602	16.4%	561,448	464,171	21.0%

Financial Income (Expense)	(43,185)	(69,331)	-37.7%	(158,481)	(202,178)	-21.6%
Income Before Taxes	134,229	82,109	63.5%	338,668	205,523	64.8%

NET INCOME	88,206	57,812	52.6%	257,230	172,256	49.3%

Operating Revenue

Gross operating revenue grew by 9.1% (R$ 21 million) to R$ 257 million, while net operating revenue climbed by 9.0% (R$ 20 million) to R$ 240 million, chiefly due to the following factors:

• Increase of R$ 12 million in revenue at CPFL Geração due to the readjustment in the tariff for the wholesale supply of energy to:

(i) Furnas, as a result of a 9.5% readjustment at Serra da Mesa HPP (R$ 8 million);

(ii) CPFL Paulista and CPFL Piratininga, due to the 8.2% readjustment at Barra Grande HPP (R$ 2 million);

(iii) CPFL Paulista, due to the 6.3% readjustment at the SHPs (R$ 2 million).

• Additional revenue of R$ 8 million from Ceran for account of:

(i) Tariff readjustment of 8.46% (R$ 3 million);

(ii) An additional 17 GWh of energy supplied from 14 de Julho HPP (R$ 3 million);

(iii) Effects of a revision of account entries with the Energy Trading Board (CCEE) for the period from December 2008 to March 2009 (R$ 2 million).

• Additional revenue of R$ 6 million from Enercan as a result of an 11.6% tariff readjustment.

The increase in operating revenue was partially offset by the following factor:

• Reduction of R$ 5 million in carbon credits, being R$ 4 million less from Ceran and R$ 1 million from CPFL Geração, in relation to the amount registered in 3Q08.

In 9M09, gross operating revenue was R$ 729 million, representing growth of 12.7% (R$ 82 million). Net operating revenue was R$ 681 million, equivalent to growth of 12.6% (R$ 76 million).

Cost of Electric Power

The cost of electric power in 3Q09 decreased 45.1% (R$ 9 million) to R$ 11 million, chiefly due to the acquisition, in 3Q08, by the 14 de Julho Hydroelectric Power Plant, in the amouny of R$ 9 million, due to the delay in power generation and an assumed commitment to deliver power already contracted.

Operating Costs and Expenses

Operating costs and expenses moved up by 6.1% (R$ 3 million) to R$ 51 million in 3Q09, mainly due to the following factors:

• The 13.4% (R$ 2 million) increase in depreciation and amortization to R$ 19 million, essentially due to the operational start-up of the 14 de Julho Hydroelectric Power Plant;

• The Private Pension Fund item, which recorded a R$ 0.5 million increase in expenses, from revenue of R$ 0.4 million in 3Q08 to an expense of R$ 0.1 million in 3Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report.

The increase in operating costs and expenses was partially offset by the following factor:

• PMSO, which achieved R$ 28 million, the same amount recorded in 3Q08, chiefly due to the 15.9% (R$ 2 million) downturn in other operating costs and expenses, partially offset by the increases of 25.9% (R$ 1.5 million) in outsourced services expenses and 10.1% (R$ 0.6 milllion) in personnel expenses.

EBITDA

Based on the factors described, 3Q09 EBITDA totaled R$ 199 million, up by 16.4% (R$ 28 million).

In 9M09, EBITDA was R$ 561 million, an increase of 21.0% (R$ 97 million).

Financial Result

The 3Q09 financial result was a net expense of R$ 43 million, 37.7% (R$ 26 million) down on the R$ 69 million recorded in 3Q08, thanks to:

• Financial Revenues: an increase of 11.4% (R$ 1 million), from R$ 5 million in 3Q08 to R$ 6 million 3Q09;

• Financial Expenses: a reduction of 34.4% (R$ 26 million), from R$ 74 million in 3Q08 to R$ 49 million in 3Q09, mainly due to:

(i) The Monetary and Foreign Exchange Updates item, which recorded a R$ 14 million reduction, mainly due to Enercan’s debts with the IDB and the BNDES, indexed to the dollar and a currency basket, respectively, which moved down by 8.9% in 3Q09, versus a 20.3% increase in 3Q08 (R$ 22 million);

(ii) A R$ 12 million decrease in Debt Charges, as a result of the the decrease in the indexes used to update the debt (CDI and IGP-M).

Net Income

Net income in 3Q09 rose by 52.6% (R$ 30 million) to R$ 88 million.

In 9M09, net income was R$ 257 million, an increase of 49.3% (R$ 85 million).

Status of Generation Projects

Foz do Chapecó Hydroelectric Plant

Construction of the Foz do Chapecó Hydroelectric Plant is on schedule (79% of works completed). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

Baldin Thermoelectric Plant

The Baldin Thermoelectric Plant is under construction (84% of works completed). Commercial start-up is scheduled for March 2010. The installed capacity is of 45 MW, with 24 average-MW of energy exported to CPFL Brasil, during the harvest season.

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2009	06/30/2009

CURRENT ASSETS
Cash and Banks	679,728	731,056
Consumers, Concessionaries and Licensees	1,885,926	1,875,099
Financial Investments	41,208	39,648
Recoverable Taxes	234,800	211,850
Allowance for Doubtful Accounts	(80,309)	(76,920)
Prepaid Expenses	135,390	138,972
Deferred Taxes	169,928	210,164
Materials and Supplies	17,225	15,574
Deferred Tariff Cost Variations	381,234	502,560
Derivative Contracts	1,023	8,557
Other Credits	130,037	119,634

TOTAL CURRENT ASSETS	3,596,190	3,776,194

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	215,847	227,702
Judicial Deposits	645,887	628,890
Financial Investments	88,880	96,744
Recoverable Taxes	103,092	101,525
Prepaid Expenses	77,598	89,953
Deferred Taxes	1,065,083	1,101,566
Deferred Tariff Cost Variations	30,774	54,197
Derivative Contracts	62,772	93,109
Other Credits	151,891	158,831

	2,441,824	2,552,517

Investments	104,763	104,707
Property, Plant and Equipment	7,180,168	6,942,840
Intangible	2,542,532	2,577,761
Deferred Charges	16,067	17,049

TOTAL NON-CURRENT ASSETS	12,285,354	12,194,874

TOTAL ASSETS	15,881,544	15,971,068

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2009	06/30/2009

LIABILITIES

CURRENT LIABILITIES
Accrued Interest on Debts	23,620	48,989
Accrued Interest on Debentures	80,204	89,867
Loans and Financing	534,961	1,065,804
Debentures	270,551	491,332
Suppliers	954,594	981,939
Taxes, Fees and Social Contributions	424,530	439,021
Deferred Taxes	5,509	7,263
Employee Pension Plans	52,212	52,632
Regulatory Charges	93,493	72,122
Dividends and Interest on Equity	20,634	598,844
Accrued Liabilities	64,182	58,526
Deferred Tariff Gains Variations	149,148	92,995
Derivative Contracts	3,747	59,292
Other Accounts Payable	535,779	506,133

TOTAL CURRENT LIABILITIES	3,213,164	4,564,759

NON-CURRENT LIABILITIES
Accrued Interest on Debts	54,844	46,363
Loans and Financing	3,532,728	3,512,838
Debentures	2,751,147	1,825,308
Suppliers	53,319	63,982
Taxes, Fees and Social Contributions	2,191	2,396
Deferred Taxes	3,249	2,749
Employee Pension Plans	447,838	465,978
Reserve for Contingencies	111,487	118,445
Deferred Tariff Gains Variations	81,170	65,074
Derivative Contracts	996	817
Other Accounts Payable	230,964	199,107

TOTAL NON-CURRENT LIABILITIES	7,269,933	6,303,057

NON-CONTROLLING SHAREHOLDERS' INTEREST	85,612	82,611

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	277,428	277,428
Retained Earnings	294,216	2,022

TOTAL SHAREHOLDERS' EQUITY	5,312,835	5,020,641

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,881,544	15,971,068

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	3Q09	3Q08	Variation	9M09	9M08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,424,933	3,020,484	13.39%	9,837,147	9,212,895	6.78%
Eletricity Sales to Distributors	307,250	241,179	27.40%	901,885	663,275	35.97%
Other Operating Revenues	351,358	259,417	35.44%	859,038	765,706	12.19%

	4,083,541	3,521,080	15.97%	11,598,070	10,641,876	8.99%

DEDUCTIONS FROM OPERATING REVENUES	(1,379,432)	(1,132,211)	21.84%	(3,844,973)	(3,458,459)	11.18%

NET OPERATING REVENUES	2,704,109	2,388,869	13.20%	7,753,097	7,183,417	7.93%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,410,494)	(1,152,071)	22.43%	(3,960,184)	(3,598,115)	10.06%

Eletricity Network Usage Charges	(316,199)	(198,300)	59.45%	(862,397)	(597,962)	44.22%

	(1,726,693)	(1,350,371)	27.87%	(4,822,581)	(4,196,077)	14.93%

OPERATING COSTS AND EXPENSES
Personnel	(132,589)	(122,597)	8.15%	(400,888)	(376,694)	6.42%
Material	(17,056)	(15,313)	11.38%	(48,920)	(44,988)	8.74%
Outsourced Services	(91,269)	(86,184)	5.90%	(273,881)	(258,420)	5.98%
Other Operating Costs/Expenses	(63,263)	(67,224)	-5.89%	(179,410)	(191,788)	-6.45%
Employee Pension Plans	(918)	21,038	-104.36%	(2,758)	63,116	-104.37%
Depreciation and Amortization	(97,164)	(92,673)	4.85%	(290,480)	(281,432)	3.21%
Amortization of Concession's Intangible	(46,723)	(48,006)	-2.67%	(140,174)	(144,020)	-2.67%

	(448,982)	(410,959)	9.25%	(1,336,511)	(1,234,226)	8.29%

EBITDA	669,729	744,799	-10.08%	2,019,122	2,108,196	-4.23%

EBIT	528,434	627,539	-15.79%	1,594,005	1,753,114	-9.08%

FINANCIAL INCOME (EXPENSE)
Financial Income	82,608	130,476	-36.69%	275,736	324,972	-15.15%
Financial Expenses	(155,279)	(222,267)	-30.14%	(504,793)	(613,266)	-17.69%
Interest on Equity	-	-	-	(409)	-	-

	(72,671)	(91,791)	-20.83%	(229,466)	(288,294)	-20.41%

INCOME BEFORE TAXES ON INCOME	455,763	535,748	-14.93%	1,364,539	1,464,820	-6.85%

Social Contribution	(44,584)	(50,896)	-12.40%	(132,644)	(137,218)	-3.33%
Income Tax	(117,995)	(138,584)	-14.86%	(362,664)	(384,540)	-5.69%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	293,184	346,268	-15.33%	869,231	943,062	-7.83%

Non-Controlling Shareholders' Interest	(3,510)	(2,381)	47.42%	(8,295)	(7,254)	14.35%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	-	-	-	409	-	-
NET INCOME	289,674	343,887	-15.76%	861,345	935,808	-7.96%
EARNINGS PER SHARE (R$)	0.60	0.72	-15.76%	1.79	1.95	-7.96%

11.4) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	3Q09	3Q08	Variation	9M09	9M08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	994	-100.00%	57	2,829	-97.99%
Eletricity Sales to Distributors	251,859	223,530	12.67%	719,839	621,306	15.86%
Other Operating Revenues	4,745	10,589	-55.19%	9,395	22,861	-58.90%

	256,604	235,113	9.14%	729,291	646,996	12.72%

DEDUCTIONS FROM OPERATING REVENUES	(16,958)	(15,259)	11.13%	(48,093)	(42,200)	13.96%

NET OPERATING REVENUES	239,646	219,854	9.00%	681,198	604,796	12.63%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,697)	(11,959)	-85.81%	(9,440)	(37,155)	-74.59%

Eletricity Network Usage Charges	(9,404)	(8,252)	13.96%	(27,265)	(23,250)	17.27%

	(11,101)	(20,211)	-45.07%	(36,705)	(60,405)	-39.24%

OPERATING COSTS AND EXPENSES
Personnel	(7,027)	(6,385)	10.05%	(21,556)	(18,448)	16.85%
Material	(579)	(492)	17.68%	(1,828)	(1,549)	18.01%
Outsourced Services	(7,479)	(5,941)	25.89%	(22,175)	(20,224)	9.65%
Other Operating Costs/Expenses	(12,539)	(14,910)	-15.90%	(31,428)	(36,268)	-13.35%
Employee Pension Plans	(72)	447	-116.11%	(218)	1,341	-116.26%
Depreciation and Amortization	(19,157)	(16,889)	13.43%	(57,305)	(49,441)	15.91%
Amortization of Concession's Intangible	(4,278)	(4,033)	6.07%	(12,834)	(12,101)	6.06%

	(51,131)	(48,203)	6.07%	(147,344)	(136,690)	7.79%

EBITDA	198,552	170,602	16.38%	561,448	464,171	20.96%

EBIT	177,414	151,440	17.15%	497,149	407,701	21.94%

FINANCIAL INCOME (EXPENSE)
Financial Income	5,627	5,050	11.43%	16,883	14,746	14.49%
Financial Expenses	(48,812)	(74,381)	-34.38%	(139,739)	(181,664)	-23.08%
Interest on Equity	-	-	0.00%	(35,625)	(35,260)	1.04%

	(43,185)	(69,331)	-37.71%	(158,481)	(202,178)	-21.61%

INCOME BEFORE TAXES ON INCOME	134,229	82,109	63.48%	338,668	205,523	64.78%

Social Contribution	(11,649)	(6,153)	89.32%	(29,635)	(17,073)	73.58%
Income Tax	(32,005)	(16,831)	90.16%	(81,370)	(47,723)	70.50%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	90,575	59,125	53.19%	227,663	140,727	61.78%

Non-Controlling Shareholders' Interest	(2,369)	(1,313)	80.43%	(6,058)	(3,731)	62.37%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	-	-	0.00%	35,625	35,260	1.04%

NET INCOME	88,206	57,812	52.57%	257,230	172,256	49.33%

11.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	3Q09	3Q08	Variation	9M09	9M08	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,296,335	2,863,276	15.12%	9,430,088	8,725,362	8.08%
Eletricity Sales to Distributors	31,822	24,208	31.45%	108,986	81,476	33.76%
Other Operating Revenues	323,025	235,672	37.07%	790,153	698,456	13.13%

	3,651,182	3,123,156	16.91%	10,329,227	9,505,294	8.67%

DEDUCTIONS FROM OPERATING REVENUES	(1,342,221)	(1,073,356)	25.05%	(3,694,978)	(3,285,040)	12.48%

NET OPERATING REVENUES	2,308,961	2,049,800	12.64%	6,634,249	6,220,254	6.66%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,361,536)	(1,129,108)	20.59%	(3,797,313)	(3,460,876)	9.72%

Eletricity Network Usage Charges	(308,613)	(191,726)	60.97%	(840,717)	(579,173)	45.16%

	(1,670,149)	(1,320,834)	26.45%	(4,638,030)	(4,040,049)	14.80%

OPERATING COSTS AND EXPENSES
Personnel	(114,342)	(108,148)	5.73%	(344,926)	(332,598)	3.71%
Material	(13,924)	(13,188)	5.58%	(39,468)	(38,425)	2.71%
Outsourced Services	(77,708)	(76,013)	2.23%	(227,600)	(218,372)	4.23%
Other Operating Costs/Expenses	(46,513)	(38,182)	21.82%	(135,562)	(132,348)	2.43%
Employee Pension Plans	(846)	20,591	-104.11%	(2,540)	61,775	-104.11%
Depreciation and Amortization	(77,238)	(75,170)	2.75%	(230,852)	(230,217)	0.28%
Amortization of Concession's Intangible	(5,259)	(5,854)	-10.16%	(15,779)	(17,555)	-10.12%

	(335,830)	(295,964)	13.47%	(996,727)	(907,740)	9.80%

EBITDA	386,325	493,435	-21.71%	1,248,663	1,458,462	-14.38%

EBIT	302,982	433,002	-30.03%	999,492	1,272,465	-21.45%

FINANCIAL INCOME (EXPENSE)
Financial Income	60,210	115,687	-47.95%	225,602	279,998	-19.43%
Financial Expenses	(90,908)	(141,169)	-35.60%	(318,105)	(376,771)	-15.57%
Interest on Equity	-	-	0.00%	(66,918)	(63,080)	6.08%

	(30,698)	(25,482)	20.47%	(159,421)	(159,853)	-0.27%

INCOME BEFORE TAXES ON INCOME	272,284	407,520	-33.19%	840,071	1,112,612	-24.50%

Social Contribution	(24,301)	(38,369)	-36.67%	(76,620)	(100,540)	-23.79%
Income Tax	(66,889)	(102,781)	-34.92%	(210,334)	(278,636)	-24.51%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	181,094	266,370	-32.01%	553,117	733,436	-24.59%

Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Non-Controlling Shareholders' Interest	-	-	-	-	-	-
Reversal of Interest on Equity	-	-	0.00%	66,918	63,080	6.08%
NET INCOME	181,094	266,370	-32.01%	620,035	796,516	-22.16%

11.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	1,996,911	1,605,009	24.4%	5,392,935	4,957,692	8.8%
Net Operating Revenues	1,272,649	1,048,169	21.4%	3,484,736	3,213,000	8.5%
Cost of Electric Power	(894,734)	(680,486)	31.5%	(2,472,844)	(2,080,713)	18.8%
Operating Costs & Expenses	(167,825)	(136,808)	22.7%	(507,414)	(431,271)	17.7%
EBIT	210,090	230,875	-9.0%	504,478	701,016	-28.0%
EBITDA	245,929	250,253	-1.7%	613,340	764,941	-19.8%
Financial Income (Expense)	(7,400)	(6,197)	19.4%	(38,875)	(48,049)	-19.1%
Income Before Taxes	202,690	224,678	-9.8%	465,603	652,967	-28.7%
NET INCOME	133,390	147,781	-9.7%	321,012	443,821	-27.7%

CPFL PIRATININGA
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	746,409	700,968	6.5%	2,338,086	2,129,989	9.8%
Net Operating Revenues	435,605	465,021	-6.3%	1,438,648	1,407,177	2.2%
Cost of Electric Power	(377,305)	(303,419)	24.4%	(1,017,625)	(973,337)	4.6%
Operating Costs & Expenses	(71,570)	(61,532)	16.3%	(213,363)	(183,757)	16.1%
EBIT	(13,270)	100,070	-113.3%	207,660	250,083	-17.0%
EBITDA	2,489	111,011	-97.8%	254,473	281,825	-9.7%
Financial Income (Expense)	(9,360)	(9,026)	3.7%	(28,993)	(28,175)	2.9%
Income Before Taxes	(22,630)	91,044	-124.9%	178,667	221,908	-19.5%
NET INCOME	(14,780)	60,127	-124.6%	125,130	153,957	-18.7%

RGE
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	720,688	656,089	9.8%	2,063,107	1,931,131	6.8%
Net Operating Revenues	474,798	427,562	11.0%	1,350,924	1,267,947	6.5%
Cost of Electric Power	(324,842)	(276,824)	17.3%	(924,636)	(806,450)	14.7%
Operating Costs & Expenses	(77,712)	(75,719)	2.6%	(212,834)	(219,152)	-2.9%
EBIT	72,244	75,019	-3.7%	213,454	242,345	-11.9%
EBITDA	99,515	100,377	-0.9%	293,858	318,244	-7.7%
Financial Income (Expense)	(12,904)	(11,646)	10.8%	(85,783)	(85,159)	0.7%
Income Before Taxes	59,340	63,373	-6.4%	127,671	157,186	-18.8%
NET INCOME	39,152	40,780	-4.0%	121,138	142,461	-15.0%

CPFL SANTA CRUZ
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	77,542	66,985	15.8%	217,067	200,787	8.1%
Net Operating Revenues	53,476	48,055	11.3%	147,882	145,532	1.6%
Cost of Electric Power	(29,349)	(26,937)	9.0%	(89,632)	(77,481)	15.7%
Operating Costs & Expenses	(7,649)	(8,811)	-13.2%	(26,811)	(34,274)	-21.8%
EBIT	16,478	12,307	33.9%	31,439	33,777	-6.9%
EBITDA	18,177	14,392	26.3%	36,516	40,076	-8.9%
Financial Income (Expense)	(280)	138	-302.9%	(2,868)	(1,500)	91.2%
Income Before Taxes	16,198	12,445	30.2%	28,571	32,277	-11.5%
NET INCOME	10,617	7,599	39.7%	21,173	24,228	-12.6%

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	28,925	25,168	14.9%	84,167	71,230	18.2%
Net Operating Revenues	20,333	17,426	16.7%	59,265	48,638	21.8%
Cost of Electric Power	(10,718)	(7,465)	43.6%	(34,023)	(20,353)	67.2%
Operating Costs & Expenses	(3,538)	(4,550)	-22.2%	(11,243)	(13,475)	-16.6%
EBIT	6,077	5,411	12.3%	13,999	14,810	-5.5%
EBITDA	7,089	6,388	11.0%	16,936	17,772	-4.7%
Financial Income (Expense)	(440)	(161)	173.3%	(2,014)	576	-449.7%
Income Before Taxes	5,637	5,250	7.4%	11,985	15,386	-22.1%
NET INCOME	4,163	3,040	36.9%	9,548	9,735	-1.9%

CPFL SUL PAULISTA
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	33,420	28,677	16.5%	98,909	88,446	11.8%
Net Operating Revenues	21,924	18,889	16.1%	66,740	58,318	14.4%
Cost of Electric Power	(13,420)	(10,110)	32.7%	(39,993)	(32,881)	21.6%
Operating Costs & Expenses	(3,553)	(4,420)	-19.6%	(12,903)	(12,984)	-0.6%
EBIT	4,951	4,359	13.6%	13,844	12,453	11.2%
EBITDA	5,709	5,088	12.2%	16,017	14,672	9.2%
Financial Income (Expense)	144	625	-77.0%	(553)	300	-284.3%
Income Before Taxes	5,095	4,983	2.2%	13,291	12,754	4.2%
NET INCOME	3,990	3,230	23.5%	10,861	8,961	21.2%

CPFL JAGUARI
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	31,392	25,928	21.1%	88,989	84,299	5.6%
Net Operating Revenues	20,039	15,775	27.0%	57,047	54,225	5.2%
Cost of Electric Power	(13,733)	(11,113)	23.6%	(41,926)	(36,271)	15.6%
Operating Costs & Expenses	(2,933)	(2,743)	6.9%	(8,327)	(8,932)	-6.8%
EBIT	3,373	1,919	75.8%	6,794	9,022	-24.7%
EBITDA	3,981	2,502	59.1%	8,558	10,796	-20.7%
Financial Income (Expense)	(708)	207	-442.0%	(722)	1,190	-160.7%
Income Before Taxes	2,665	2,125	25.4%	6,072	10,213	-40.5%
NET INCOME	2,120	1,408	50.6%	5,009	6,758	-25.9%

CPFL MOCOCA
	3Q09	3Q08	Var.	9M09	9M08	Var.
Gross Operating Revenues	18,724	16,859	11.1%	53,709	49,604	8.3%
Net Operating Revenues	12,859	11,336	13.4%	36,486	33,022	10.5%
Cost of Electric Power	(7,658)	(6,026)	27.1%	(22,099)	(17,451)	26.6%
Operating Costs & Expenses	(2,162)	(2,302)	-6.1%	(6,563)	(6,738)	-2.6%
EBIT	3,039	3,008	1.0%	7,824	8,833	-11.4%
EBITDA	3,436	3,387	1.4%	8,965	10,011	-10.4%
Financial Income (Expense)	250	579	-56.8%	387	966	-59.9%
Income Before Taxes	3,289	3,586	-8.3%	8,211	9,799	-16.2%
NET INCOME	2,442	2,369	3.1%	6,164	6,473	-4.8%

11.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	1,698	1,647	3.1%	5,133	4,847	5.9%
Industrial	1,429	1,455	-1.8%	4,002	4,190	-4.5%
Commercial	960	933	2.8%	3,029	2,882	5.1%
Others	881	879	0.3%	2,542	2,460	3.3%
Total	4,969	4,914	1.1%	14,706	14,379	2.3%

CPFL Piratininga
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	735	704	4.4%	2,254	2,124	6.1%
Industrial	746	774	-3.6%	2,120	2,236	-5.2%
Commercial	397	399	-0.5%	1,256	1,215	3.4%
Others	229	223	2.8%	689	661	4.2%
Total	2,107	2,100	0.4%	6,319	6,236	1.3%

RGE
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	461	426	8.2%	1,353	1,260	7.4%
Industrial	578	675	-14.4%	1,675	1,938	-13.6%
Commercial	252	242	4.2%	803	750	7.0%
Others	459	453	1.4%	1,516	1,474	2.8%
Total	1,750	1,795	-2.5%	5,347	5,423	-1.4%

CPFL Santa Cruz
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	70	67	4.6%	208	199	4.6%
Industrial	40	40	0.9%	116	112	3.8%
Commercial	31	30	2.5%	100	94	5.7%
Others	70	81	-13.8%	216	214	0.9%
Total	211	218	-3.2%	640	619	3.3%

CPFL Jaguari(1)
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	17	16	3.7%	50	48	4.8%
Industrial	69	67	3.0%	195	206	-5.4%
Commercial	8	8	1.4%	26	24	6.8%
Others	9	29	-69.8%	35	89	-60.6%
Total	103	120	-14.8%	306	367	-16.6%

CPFL Mococa
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	15	14	4.6%	44	42	3.8%
Industrial	15	15	-0.3%	43	42	1.4%
Commercial	6	6	4.0%	18	18	4.0%
Others	14	17	-16.4%	39	42	-7.1%
Total	50	52	-3.8%	144	144	-0.1%

CPFL Leste Paulista
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	20	19	4.4%	58	56	3.0%
Industrial	17	16	6.2%	50	48	3.9%
Commercial	8	8	4.4%	25	24	4.9%
Others	28	38	-25.5%	75	83	-10.4%
Total	73	81	-9.3%	208	212	-1.9%

CPFL Sul Paulista
	3Q09	3Q08	Var.	9M09	9M08	Var.
Residential	27	25	6.0%	80	76	4.8%
Industrial	34	35	-2.5%	101	107	-5.6%
Commercial	11	10	6.6%	34	31	8.2%
Others	21	23	-7.4%	65	67	-2.5%
Total	93	93	-0.4%	280	281	-0.5%
Note: (1) Reduction in “Others” of CPFL Jaguari, due to the exclusion of the Cemirim Cooperative from the distributor’s market (Cemirim is now supplied by CPFL Paulista).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.